EXHIBIT 99.13

Disclosure of Transactions in Own Shares

Paris, March 14, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 28, 2021 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from March 7 to March 11, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
07.03.2022	683,797	44.6347	30,521,106.09	XPAR
07.03.2022	49,963	44.8384	2,240,259.18	CEUX
07.03.2022	24,962	44.8348	1,119,166.30	TQEX
07.03.2022	24,968	44.8351	1,119,442.88	AQEU
08.03.2022	663,634	45.8288	30,413,543.89	XPAR
08.03.2022	50,000	45.8657	2,293,287.40	CEUX
08.03.2022	25,000	45.8630	1,146,576.15	TQEX
08.03.2022	25,000	45.8625	1,146,561.35	AQEU
09.03.2022	660,636	46.0223	30,403,963.74	XPAR
09.03.2022	50,000	45.9598	2,297,989.25	CEUX
09.03.2022	25,000	45.9607	1,149,016.88	TQEX
09.03.2022	25,000	45.9603	1,149,007.98	AQEU
10.03.2022	662,449	45.9323	30,427,838.00	XPAR
10.03.2022	49,947	45.7646	2,285,803.98	CEUX
10.03.2022	24,968	45.7639	1,142,632.26	TQEX
10.03.2022	24,990	45.7655	1,143,680.34	AQEU
11.03.2022	566,084	45.8285	25,942,761.91	XPAR
11.03.2022	99,421	45.8240	4,555,869.89	CEUX
11.03.2022	49,682	45.8342	2,277,137.06	TQEX
11.03.2022	48,528	45.8331	2,224,189.31	AQEU
Total	3,834,029	45.6438	174,999,833.83

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com